SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )1

                           Natural Health Trends Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   63888P-10-9
                    ----------------------------------------
                                 (CUSIP Number)


        Andrew L. Azure, 13 Eagles Nest Drive, LaConner, Washington 98257
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 23, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               Page 1 of 91 Pages
                      The Exhibit Index appears on page 12


___________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.   63888P-10-9                                      Page 2 of 91 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Azure Limited Partnership I
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington State
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,662,767
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,662,767
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,662,767
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   63888P-10-9                                      Page 3 of 91 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Andrew L. Azure
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,662,767
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         1,662,767
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,662,767
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   63888P-10-9                                      Page 4 of 91 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Darlene K. Beck
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,662,767
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         1,662,767
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,662,767
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   63888P-10-9                                      Page 5 of 91 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Debbie R. Reis-Baker
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3)  SEC USE ONLY

-------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      N/A
-------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

-------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
-------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF
    SHARES        _____________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             1,662,767
    EACH          _____________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON
    WITH          _____________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         1,662,767
-------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,662,767
-------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

-------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.9%
-------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 63888P-10-9                                         Page 6 of 91 Pages
--------------------------------------------------------------------------------

         This Schedule 13D (this "Schedule 13D") is being made and filed by the Azure Limited Partnership I, a Washington State limited partnership ("Azure LP"), and each of its general partners, Andrew L. Azure ("AAzure"), Darlene K. Beck ("DBeck") and Debbie R. Reis-Baker ("DReis-Baker"; and collectively with Azure LP, AAzure and DBeck, the "Reporting Persons").

         Sub-items not expressly addressed in this Schedule 13D are inapplicable to the Reporting Persons, or the responses to such sub-items are negative.

         As part of the closing, on July 23, 1997, of the transactions (the "GHA Transactions") contemplated by that certain Amended and Restated Agreement and Plan of Reorganization, dated as of July 23, 1997 (the "GHA Plan of Reorganization"), by and among Natural Health Trends Corp., a Florida corporation ("NHTC"), Global Health Alternatives, Inc., a Delaware corporation ("GHA"), and the stockholders of GHA (which included Azure LP) (the "GHA Stockholders"), the GHA Stockholders (including Azure LP) transferred and assigned to NHTC their shares of GHA Common Stock in consideration of (among other things), for each GHA Stockholder, a pro rata portion (in the GHA Agreement, "Percentage") of 5,800,000 shares of Common Stock, par value $.001 per share ("NHTC Common Stock"), of NHTC. It is through the GHA Transactions that Azure LP (and, indirectly through Azure LP, the other Reporting Persons) became the beneficial owners of the 1,662,767 shares of NHTC Common Stock reported herein.

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.001 per share ("NHTC Common Stock"), of Natural Health Trends Corp., a Florida corporation ("NHTC").

Item 2.  Identity and Background

         Azure LP. Azure Limited Partnership I is a Washington State limited partnership the principal business of which is engaging in investment activities. The address of Azure LP's principal business and office is 13 Eagles Nest Drive, LaConner, Washington 98257.

         AAzure. Andrew L. Azure, a United States citizen, is a general partner of Azure LP. AAzure's present principal occupation is serving as Director of Marketing of Pacific Cabulance, whose principal business is providing transportation services to medical patients and whose address is 19300 144th Avenue, N.E., Woodinville, Washington 98702.

         DBeck. Darlene K. Beck, a United States citizen, is a general partner of Azure LP. DBeck's present principal occupation is serving as Aerobics
Director and Instructor at the Riverside Health Club, whose address is 2225 Riverside Drive, Mt. Vernon, Washington 98273.

CUSIP No. 63888P-10-9                                         Page 7 of 91 Pages
--------------------------------------------------------------------------------


         DReis-Baker. Debbie R. Reis-Baker, a United States citizen, is a general partner of Azure LP. DReis-Baker's present principal occupation is homemaker, and her business address is c/o Azure Limited Partnership I, 13 Eagles Nest Drive, LaConner, Washington 98257.

         AAzure, DBeck and DReis-Beck are brother and sisters.

         During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The shares of NHTC Common Stock reported herein as beneficially owned by the Reporting Persons were issued as partial consideration for the 1,384,617 shares of GHA Common Stock that were transferred by Azure LP to NHTC as part of the GHA Transactions. Such shares of GHA Common Stock had previously been transferred to Azure LP by Leo L. Azure, Jr. ("LAzure"), the father of the three natural person Reporting Persons. LAzure had used his personal funds to obtain such shares of GHA Common Stock.

Item 4.  Purpose of Transaction

         Azure LP and the other GHA Stockholders wished to participate in the GHA Transactions in order to combine NHTC and GHA, which is now a subsidiary of NHTC. The shares of NHTC Common Stock issued in the GHA Transactions (including the 1,662,767 shares of NHTC Common Stock reported herein) were part of the consideration to the GHA Stockholders for NHTC's acquisition of GHA.

     (a) Section 1.02(b) of the GHA Plan of Reorganization provides that each GHA Stockholder (including Azure LP) will be entitled to receive from NHTC their "Percentage" (as defined in Section 1.02(d) of the GHA Plan of Reorganization) of 800,000 shares of NHTC Common Stock (the "First Contingent Shares") if Acquired Pre-Tax Earnings (as defined in Section 1.02(d) of the GHA Plan of Reorganization) during the twelve-month period ending June 30, 1998 shall equal or exceed $1,200,000. Section 1.02(c) of the GHA Plan of Reorganization provides that each GHA Stockholder (including Azure LP) will be entitled to receive from NHTC their Percentage of a number of shares of NHTC Common Stock (the "Second Contingent Shares") having a "Fair Market Value" (as defined in Section 1.02(d) of the GHA Plan of Reorganization) equal to the lesser of: (1) eight times (8x) Acquired Pre-Tax Earnings during the year ending June 30, 2000 minus the Fair Market Value of the shares of NHTC Common Stock issued at the closing of the GHA Transactions minus the Fair Market Value of any First Contingent Shares that are issued minus "Acquisition Costs" (as defined in Section 1.02(d) of the GHA Plan of Reorganization)

CUSIP No. 63888P-10-9                                         Page 8 of 91 Pages
--------------------------------------------------------------------------------


minus $27,350; and (2) $45,000,000. The form of the GHA Plan of Reorganization is filed as Exhibit B to this Schedule 13D, and reference is hereby made to such Exhibit B for a more complete description of the First Contingent Shares and Second Contingent Shares (collectively, the "Contingent Shares") and the rights of the GHA Stockholders (including Azure LP) with respect thereto.

         Under a letter agreement, dated as of July 23, 1997 (the "Percentages Agreement"), between Azure LP and Capital Development S.A. ("CD"), another GHA
Stockholder, the parties thereto made certain agreements that, in essence, adjust their relative Percentages under the GHA Plan of Reorganization (but not their aggregate Percentages relative to all other GHA Stockholders) with respect to the right to receive any Contingent Shares. The Percentages of Azure LP and CD (before giving effect to the Percentages Agreement) are approximately 28.668396% and 14.149044%, respectively, or approximately 42.81744% in the aggregate. Under the Percentages Agreement, Azure LP and CD agreed that: (1) in the event that Sir Brian Wolfson shall have remained an officer or director of NHTC substantially continuously until June 30, 2000, as between them their Percentages with respect to the right to receive Contingent Shares will be approximately 17.126976% for Azure LP and 25.690464% for CD (still approximately 42.81744% in the aggregate), and (2) in the event that Sir Brian Wolfson shall not have remained an officer or director of NHTC substantially continuously until June 30, 2000, as between them their Percentages with respect to the right to receive Contingent Shares will be approximately 21.40872% for Azure LP and 21.40872% for CD (still approximately 42.81744% in the aggregate). The form of the Percentages Agreement is filed as Exhibit C to this Schedule 13D, and reference is hereby made to such Exhibit C for a more complete description of the agreements set forth therein.

         Pursuant to Section 6.02(i) of the GHA Plan of Reorganization, NHTC, GHA and the GHA Stockholders (including Azure LP) entered into a Registration Rights Agreement, dated as of July 23, 1997 (the "Registration Rights Agreement"), whereby NHTC granted certain "shelf" and "piggyback" registration rights covering the 5,800,000 shares of NHTC Common Stock issued or issuable at the closing of the GHA Transactions as well as any Contingent Shares that may subsequently be issued. Under Section 9 of the Registration Rights Agreement, certain GHA Stockholders, including Azure LP, agreed, for a period of two years from the date thereof, not to sell, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of NHTC Common Stock without the consent of a majority of the members of the Executive Committee of NHTC or, if there be no such Committee, a majority of the members of the Board of Directors of NHTC. The form of the Registration Rights Agreement is filed as Exhibit D to this Schedule 13D, and reference is hereby made to such Exhibit D for a more complete description of the agreements set forth therein.

         From time to time after the date hereof, any one or more of the Reporting Persons may purchase or acquire additional shares of NHTC Common Stock (or options to purchase additional shares of Common Stock); however, there are currently no plans or proposals to do so.

CUSIP No. 63888P-10-9                                         Page 9 of 91 Pages
--------------------------------------------------------------------------------


     (d) Pursuant to Section 6.02(j) of the GHA Plan of Reorganization: (A) the Board of Directors of NHTC took the following actions, effective immediately after the annual meeting of the shareholders of NHTC scheduled to take place on August 4, 1997: (i) the Board of Directors of NHTC was increased by two (2), and Sir Brian Wolfson ("Sir Brian") and Hiram Knott were appointed members of such Board to fill the vacancies created by such increase; (ii) Sir Brian was named Chairman of the Board of Directors of NHTC; (iii) the Board of Directors of NHTC established an Executive Committee comprised of Neal R. Heller, Elizabeth S. Heller and Sir Brian, and such Executive Committee was delegated the authority to act in the place and stead of the Board of Directors of NHTC to the fullest extent permitted under Florida corporate law; and (iv) Sir Brian was named Chairman of such Committee, and (B) the Board of Directors of GHA was fixed at one, and Sir Brian was elected the sole member thereof.

         Section 9.01 of the GHA Plan of Reorganization provides that, for so long as the GHA Stockholders shall collectively beneficially own not less than ten percent (10%) of the outstanding shares of NHTC Common Stock, NHTC shall use its reasonable best efforts to: (i) cause two individuals designated by one or more of Sir Brian, LAzure and Robert C. Bruce (the Company's Chief Financial Officer and a GHA Stockholder) (such individuals in such capacity, the "Attorneys") and reasonably acceptable to NHTC to be nominated for election to the Board of Directors of NHTC at each annual meeting of its stockholders and each special meeting (and written consent in lieu of a meeting) at (or in) which directors are to be elected following the closing of the GHA Transactions; (ii) cause the Board of Directors or management of NHTC to recommend in any proxy statement for such meeting to the stockholders of NHTC that they vote for the election of such nominees; and (iii) cause the management proxies who may vote at any such meeting to vote any shares for which a proxy card is received with no indication as to the election of such nominees to vote for their election; provided, however, that from and after such time (if any) that the GHA Stockholders shall collectively beneficially own less than ten percent (10%), but not less than five percent (5%), of the outstanding shares of NHTC Common Stock, NHTC shall be required to fulfill its obligations under the foregoing provisions only with respect to one individual designated by one or more of the Attorneys and reasonably acceptable to NHTC.

Item 5.  Interest in Securities of the Issuer

     (a) Azure LP. The aggregate number of shares of NHTC Common Stock beneficially owned by Azure LP is 1,662,767, all of which are outstanding shares directly held by Azure LP. On a percentage basis these shares represent approximately 8.9% of the outstanding shares of NHTC Common Stock.

         Other Reporting Persons. The aggregate number of shares of Common Stock beneficially owned by each of AAzure, DBeck and DReis-Baker is 1,662,767, all of which are outstanding shares directly held by Azure LP. On a percentage basis these shares represent approximately 8.9% of the outstanding shares of NHTC Common Stock.

CUSIP No. 63888P-10-9                                        Page 10 of 91 Pages
--------------------------------------------------------------------------------


     (b) Azure LP has the sole power to vote and to direct the vote, and (subject to Section 9 of the Registration Rights Agreement, as hereinabove described) the sole power to dispose of and to direct the disposition of, the 1,662,767 shares of NHTC Common Stock reported herein. None of the other Reporting Persons hold any shares of NHTC Common Stock, but inasmuch as AAzure, DBeck and DReis-Baker are general partners of Azure LP they may be deemed to share (with each other and/or Azure LP) the power to vote and to direct the vote, and to share (with each other and/or Azure LP; and subject to Section 9 of the Registration Rights Agreement) the power to dispose of and to direct the disposition of, the 1,662,767 shares of NHTC Common Stock reported herein. AAzure's, DBeck's and DReis-Baker's beneficial ownership of the 1,662,767 shares of NHTC Common Stock reported herein arise solely from their capacity as general partners of Azure LP.

         (c) Reference is hereby made to the descriptions and discussions of the GHA Transactions appearing elsewhere in this Schedule 13D, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

         Reference is hereby made to the descriptions and discussions of the Contingent Shares, the Percentages Agreement and the Registration Rights Agreement appearing elsewhere in this Schedule 13D, which descriptions and discussions are hereby incorporated herein by reference in response to this Item.

Item 7.  Material to be Filed as Exhibits

         Exhibit A - Form of Joint Filing Agreement and Power of Attorney, dated as of July 30, 1997, among Azure Limited Partnership I, Darlene K. Beck, Debbie
R. Reis- Baker and Andrew L. Azure

         Exhibit B - Form of Amended and Restated Plan of Reorganization, dated as of July 23, 1997, among Natural Health Trends Corp., Global Health Alternatives, Inc. and the stockholders of Global Health Alternatives, Inc. (the "GHA Plan of Reorganization")

         Exhibit  C - Form of  letter  agreement,  dated  as of July  23,  1997,
between  Capital   Development  S.A.  and  Azure  Limited   Partnership  I  (the
"Percentages Agreement")

         Exhibit D - Form of Registration Rights Agreement, dated as of July 23, 1997, by and among Natural Health Trends Corp., Global Health Alternatives, Inc. and the stockholders of Global Health Alternatives, Inc. (the "Registration Rights Agreement")

CUSIP No. 63888P-10-9                                        Page 11 of 91 Pages
--------------------------------------------------------------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 31, 1997


AZURE LIMITED PARTNERSHIP I



By:/s/ Andrew L. Azure                        /s/ Andrew L. Azure
-----------------------------------           ----------------------------------
   Andrew L. Azure, General Partner           Andrew L. Azure, individually




/s/ Darlene K. Beck                           /s/ Debbie R. Reis
-----------------------------------           ----------------------------------
Darlene K. Beck, individually                 Debbie R. Reis, individually

CUSIP No. 63888P-10-9                                        Page 12 of 91 Pages
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit                        Document                               Page
-------                    ---------------                           ------


   A           Form of Joint Filing  Agreement  and Power of           13
               Attorney, dated as of July 30, 1997, among Azure Limited Partnership I, Darlene K. Beck,
               Debbie R. Reis-Baker and Andrew L. Azure

   B           Form  of  Amended   and   Restated   Plan  of           15
               Reorganiza-  tion, dated as of July 23, 1997,
               among Natural  Health  Trends  Corp.,  Global
               Health    Alternatives,    Inc.    and    the
               stockholders  of Global Health  Alternatives,
               Inc. (the "GHA Plan of Reorganization") 15

   C           Form of  letter  agreement,  dated as of July           70
               23, 1997,  between Capital  Development  S.A.
               and   Azure   Limited   Partnership   I  (the
               "Percentages Agreement")

   D           Form of Registration Rights Agreement,  dated           74
               as of July 23,  1997,  by and  among  Natural
               Health    Trends    Corp.,    Global   Health
               Alternatives, Inc. and the stock- holders of Global Health Alternatives, Inc. (the "Regis-tration Rights Agreement")